December 20, 2019

Mark Pickrell, Esq.
General Counsel
Virtuoso Surgical, Inc.
5701 Old Harding Pike, Suite 200
Nashville, TN 37205

       Re: Virtuoso Surgical, Inc.
           Draft Offering Statement on Form DOS/A
           Submitted December 9, 2019
           CIK No. 0001742075

Dear Mr. Pickrell:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A, submitted on December 9, 2019

Cover Page

1. Please revise your cover page to provide a brief description of Class A Preferred Stock as required by Item 501(b)(2) of Regulation S-K.
Summary
Intellectual Property, page 5

2. We note your revised disclosure in response to prior comment 2. Please further revise to describe the termination provisions in your license agreements.
 Mark Pickrell, Esq.
Virtuoso Surgical, Inc.
December 20, 2019
Page 2
Class A Preferred Stock, page 6

3. We note your disclosure that if the Shares are not paid in full after a change of control and payment in accordance with the Waterfall, the Shares shall be converted into Common
       Stock, based on the stockholders' relative unpaid balances. Please revise to clarify the conversion rate of the Shares. In addition, to the extent you include illustrations of how your Shares work, please also provide an illustration of a change of control in which the consideration paid to the Company is not sufficient to pay off the outstanding Shares.
Use of Proceeds, page 21

4. Please revise your statement that "the FDA will likely approve the system on either pathway," insofar as approval of the Virtuoso device is solely within the FDA's authority.
Exhibits
Exhibit 11.1, page 1

5. Please obtain a currently dated consent from your auditors and include it in the next amendment to your filing.
       You may contact Tracie Mariner at 202-551-3744 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer at 202-551-3415 or Irene Paik at 202-551-6553 with any other questions.



                                                             Sincerely,
FirstName LastNameMark Pickrell, Esq.
                                                             Division of
Corporation Finance
Comapany NameVirtuoso Surgical, Inc.
                                                             Office of Life
Sciences
December 20, 2019 Page 2
cc:       David R. Clay, Esq.
FirstName LastName